Exhibit 99.2

 BLUENRGY GROUP & INACCESS HOLDINGS ANNOUNCE

EXPANSION OF DRAKER-INACCESS STRATEGIC ALLIANCE

BLUENRGY ACQUIRES INACCESS EQUITY STAKE

London, July 11, 2016 – BlueNRGY Group Limited (OTC:CBDEF) (“BlueNRGY”) and Inaccess Holdings Limited (“Inaccess Holdings”), both leaders in mission-critical infrastructure management solutions and related asset management systems, today announced the formalization and expansion of the strategic alliance between Draker and Inaccess. Their respective business units provide data management, analytics and operational control for solar and other renewable power systems. To strengthen the companies’ capacity to meet the rapidly expanding demand from large multinational customers for enhanced services and software, BlueNRGY raised $5.0 million of equity financing, of which approximately $3.7 million was invested in Inaccess Holdings for a non-control equity stake.

The equity investment aligns these geographically complementary solar monitoring market leaders to combine their proven technologies and delivery capabilities to better serve existing and new clients. In furtherance of a single vision, Christos Georgopoulos, CEO of Inaccess, will also assume the senior executive role at Draker while BlueNRGY and Inaccess further explore integrating their monitoring software platforms and organizations. Taking into account backlog at Draker and Inaccess that is expected to be fulfilled through the end of 2016, the combined solar generation capacity monitored and managed by the companies will be among the world’s largest, exceeding 6GW at more than 4,000 sites distributed across six continents.

Mr. Georgopoulos said, “The power and potential of the Inaccess / Draker strategic alliance was identified more than two years ago. After months of work sharpening the focus to meet client needs, it is gratifying for this vision to now be realized. The customer service capability of the Draker team and increased access to asset owners in North America, will accelerate the market penetration of the Inaccess utility-scale monitoring and control technologies. Concurrently, Draker will immediately gain new distribution channels for its industry-leading DAS systems and its robust monitoring and analytics tools. While we have begun to identify ways to combine the best features of both the Inaccess and Draker software, existing customers of each company will continue to have access to their data through the familiar portals and interfaces.”

The suite of products and commissioning and support service available as a result of the strategic alliance is the broadest in the industry, enabling true “follow-the-sun” customer support. It also allows Draker and Inaccess to fully and effectively address the full range of non-residential solar installations, representing the preponderance of capacity expected to be installed over the next 5 years.

William Morro, Chairman & Managing Director of BlueNRGY stated, “The alliance between Draker and Inaccess, along with BlueNRGY’s investment in Inaccess, is an important milestone in building the preeminent independent monitoring and asset management platform. Inaccess has great technical depth and management talent that can significantly accelerate BlueNRGY’s growth and help us set the standards for the independent monitoring industry. We are thrilled to be working with the entire Inaccess team and to be bringing their leading edge solutions to the utility-scale market in the Americas.”

About BlueNRGY & Draker

Established in 1989, BlueNRGY Group Limited is a leader in engineered solutions for the management of distributed power generation and climate control/energy efficiency systems. Its data collection and management solutions, provided by its Draker Corp subsidiary, are deployed worldwide and are relied upon by system owners, financial institutions, utilities, government bodies and component manufacturers to deliver mission-critical information. As a global leader in delivery of best-in-class technology, BlueNRGY has designed and installed more than 230 MW of solar and wind systems for commercial and utility applications and it provides monitoring and control for more than 2GW of renewable power systems as well as the world-class system life-cycle maintenance and support capabilities that its clients demand. The company's Parmac division is a leader in energy-efficient climate control systems in its served Australian markets.

With regional headquarters in Australia, the USA and Europe, BlueNRGY and Draker are positioned to serve customer operations globally. For more information, visit www.BlueNRGY.comand http://Drakerenergy.com.

About Inaccess

Established in 2000, with a focus on renewable energy and telecom infrastructure management, Inaccess specializes in monitoring and control systems. The company designs, develops and markets state-of-the-art products and solutions, which provide its partners invaluable access to information, enabling them to maximize the viability and effectiveness of their investments through performance optimization and OPEX reduction. As of today, Inaccess systems manage more than 4 GW of solar PV generation across 1,700 solar plants and more than 10.000 telecom sites worldwide. With headquarters in London, UK and presence in Europe, North America and Asia, Inaccess is the leading global vendor of converged infrastructure monitoring platforms. For more information, visit http://www.inaccess.com

Caution Concerning Forward-Looking Statements
This news release contains 'forward-looking statements’. Such forward-looking statements can be identified by, amongst other things, the use of forward-looking language, such as the words 'plan', 'believe', 'expect', 'anticipate', 'intend', 'estimate', 'project', 'may', 'would', 'could', 'should', 'seeks', or 'scheduled to', or other similar words, or the negative of these terms, or other variations of these terms or comparable language, or by discussion of strategy or intentions.

Such forward-looking statements are subject to various risks, as well as those set forth in BlueNRGY’s most recent annual report on Form 20-F and its other filings with the SEC, and involve assumptions, estimates, and uncertainties that reflect current internal projections, expectations or beliefs. Such statements include, without limitation, expectations about Draker and Inaccess monitoring system performance and performance relative to competitors, achieving growth in demand for Draker and Inaccess products, performance and customer acceptance of the Draker and Inaccess software platforms and the capabilities of the Draker and Inaccess commissioning and support services. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. All forward-looking statements contained in this news release are qualified in their entirety by these cautionary statements and the risk factors described above. Furthermore, all such statements are made as of the date of this release, and BlueNRGY Group Limited assumes no obligation to update or revise these statements unless otherwise required by law.

CONTACTS:
Corporate:
BLUENRGY Email Contact: support@bluenrgy.com
INACCESS Email Contact: Angelos Koronias – akoronias@inaccess.com

Investors:

PCG Advisory Group

Stephanie Prince
Managing Director
Phone: 646-762-4518

Media:
PCG Advisory Group

Sean Leous
Managing Director
Phone: 646-863-8998